Nuveen Preferred and Income Term Fund Announces Result of Shareholder Meeting and Commencement of Tender Offer

NEW YORK, July 17, 2024 – Shareholders of Nuveen Preferred and Income Term Fund (NYSE: JPI) have approved a proposal to amend the fund’s declaration of trust to eliminate the fund’s term structure, subject to the completion of a tender offer. The amendment will allow shareholders the opportunity to maintain their investment in JPI and its leveraged exposure to preferred and other income producing securities in lieu of the fund’s scheduled termination.

JPI today commenced its tender offer, which will allow shareholders to offer up to 100% of their common shares for repurchase for cash at a price per share equal to 100% of the net asset value per share as of the close of ordinary trading on the New York Stock Exchange on the expiration date of the tender offer. The tender offer expires on August 14, 2024 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

The completion of the fund’s tender offer is subject to certain conditions, including that the aggregate common assets of the fund must equal or exceed $70 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the fund’s common assets after the tender offer would be less than $70 million, the tender offer will be cancelled with no common shares repurchased, and instead, the fund will proceed to terminate as scheduled on or before August 31, 2024. Additional terms and conditions of the tender offer will be set forth in the fund’s tender offer documents, which will be distributed to common shareholders.

In the interim period, the fund may not be fully invested in accordance with its investment policies and may reduce its leverage in order to raise liquid assets in anticipation of payments to either tendering shareholders or to all shareholders in liquidation of the fund in connection with its scheduled termination.

If the tender offer is completed, JPI’s term structure will be eliminated and the fund’s name will change to “Nuveen Preferred Securities & Income Opportunities Fund.” The common shares of the fund will continue to trade on the New York Stock Exchange under the current ticker symbol. In addition, if the fund’s term structure is eliminated, Nuveen will waive 50% of its net management fees over the first year following the elimination of the term, which may result in higher net income during the year in which it is in effect.

The fund will declare its regular monthly distribution according to a modified schedule. The following dates will apply to the fund’s August monthly distribution:

Record Date	August 20, 2024

Ex-Dividend Date	August 20, 2024

Payable Date	September 3, 2024

Shareholders participating in the tender offer will not receive the August 2024 monthly distribution on tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO. Common shareholders should read the fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the fund’s tender offer. The offer to purchase and related letter of transmittal are available free of charge at the SEC’s website at www.sec.gov and from the fund by calling your financial advisor or Georgeson, LLC, the information agent for the fund’s tender offer, at (866) 679-9573.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $54 billion of assets under management across 45 CEFs as of 31 Mar 2024. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 35 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 31 Mar 2024 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made or referenced in this release may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments, including the timing of distributions and other events identified in this press release;
•	legal and regulatory developments;
•	the satisfaction of conditions for completing the tender offer; and
•	other additional risks and uncertainties.

Nuveen and the closed-end funds sponsored by Nuveen undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds.

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